Stuart M. Strauss

Partner

DIRECT TEL +1 212 878 4931

DIRECT FAX +1 212 878 8375

stuart.strauss@cliffordchance.com

January 30, 2007

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Larry Greene, Division of Investment Management

Mail Stop 0505

Re: Morgan Stanley Institutional Fund Trust

(File Nos. 2-89729 and 811-03980)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Institutional Fund Trust (the “Fund”) filed with the Securities and Exchange Commission on November 30, 2006. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

The Fund has considered your comments and has authorized us to make on its behalf the responses and changes discussed below to the Fund’s Registration Statement. These changes will be reflected in Post-Effective Amendment No. 71 to the Fund’s Registration Statement, which will be filed via EDGAR on or about January 30, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter incorporating the “Tandy” information.

Response 1. A “Tandy” letter will be filed via EDGAR correspondence under separate cover with the “B” filing.

Comment 2.	Please confirm whether the font size of all text in the tables and footnotes meets the minimum size requirements as set forth in the Commission’s “plain English” rules.

Response 2. The font size of all text meets the minimum size requirements.

Securities and Exchange Commission

January 30, 2007

Comment 3.	Please consider including a paragraph on “suitability” in the prospectus for the fixed-income funds.

Response 3.    We respectfully acknowledge the comment; however, we believe that the current disclosure sufficiently apprises investors of the risks involved in investing in fixed-income funds.

Comment 4.	Please confirm that the Portfolio’s principal investment strategies are disclosed in the “Approach” and “Process” sections for purposes of Item 2(b) of Form N-1A and consider adding disclosure to clarify accordingly.

Response 4.    The Portfolio’s principal investment strategies are disclosed in the “Approach” and “Process” sections of the Prospectus.

COMMENTS TO PROSPECTUSES

Balanced Prospectus

Comment 5.	Please consider revising the format of the fee table to appear similar to the structure in the stand alone fund prospectuses.

Response 5.    We respectfully acknowledge the comment; however, we believe that the current format is easier to comprehend when reviewing a Prospectus that includes multiple Portfolios.

Comment 6.	Please supplementally discuss whether to-be-announced pass-through mortgage securities (“TBAs”) are akin to when-issued securities.

Response 6.    TBAs are mortgage-backed securities, in which the type of mortgage securities that are to be delivered is specified at the time of trade but the actual securities that will be delivered are not known at the time of the trade, but are announced shortly before settlement occurs. TBAs differ from when-issued securities in that at the time when-issued securities are negotiated, the actual security to be purchased and the price is fixed at the time of the commitment, but delivery and payment can take place a month or more after the date of commitment, thereby requiring the Portfolio to establish a segregated account on the Portfolio’s books in which it will continually maintain cash or cash equivalents or other liquid portfolio securities equal in value to commitments to purchase securities on a when-issued basis.

Comment 7.	Please confirm whether the monthly shareholder servicing fee is included in the “Other Expenses” column of the fee table.

Response 7.    The shareholder servicing fee is included in a separate column of the fee table.

Securities and Exchange Commission

January 30, 2007

Fixed-income Prospectus

Core Fixed-income Portfolio

Comment 8.	Please confirm that the Portfolio’s principal investment strategies are disclosed in the “Approach” and “Process” sections for purposes of Item 2(b) of Form N-1A.

Response 8. Each Portfolio’s principal investment strategies are disclosed in the “Approach” and “Process” sections of the Prospectus.

Comment 9.	Please supplementally discuss whether the use of derivatives will count towards the Portfolio’s 80% policy to invest in fixed-income securities.

Response 9. The use of derivatives will be deemed to be counted toward the Portfolio’s 80% policy to invest in fixed-income securities to the extent that these investments are considered fixed-income investments or maintain the Portfolio’s exposure to fixed-income investments.

Comment 10.	Please supplementally discuss whether pass-through securities are fixed-income securities.

Response 10. Pass-through securities are a pool of fixed-income securities backed by a package of assets.

Comment 11.	Please confirm that a bar chart is included for each Portfolio, as appropriate.

Response 11. The bar chart is included for each Portfolio.

Core Plus Fixed-income Portfolio

Comment 12.	Please include appropriate junk bond risk disclosure with respect to the Portfolio.

Response 12. Junk bond risk disclosure is currently set forth in the “Approach” subsection.

Comment 13.	Please discuss whether structured investments are a principal strategy of the Portfolio.

Response 13. Structured investments are an additional strategy of the Portfolio, which is why the risks of investing in structured investments are discussed in the additional risks section of the prospectus.

Comment 14.	Please supplementally discuss whether the use of derivatives will count towards the Portfolio’s 80% policy to invest in fixed-income securities.

Response 14.     The use of derivatives will be deemed to be counted toward the Portfolio’s 80% policy to invest in fixed-income securities to the extent that these investments are considered fixed-income investments or maintain the Portfolio’s exposure to fixed-income investments.

Securities and Exchange Commission

January 30, 2007

International Fixed-income Portfolio

Comment 15.	Please clarify whether the Portfolio will invest in the securities of issuers located in at least three countries outside of the United States.

Response 15. Consistent with footnote 38 to the release proposing Rule 35d-1 (Release No. IC-22530, February 27, 1997; the “Proposing Release”), and footnote 42 to the release adopting Rule 35d-1 (Release No. IC-24828, January 17, 2001; the “Adopting Release”), a fund with the word “international” in its name, such as the Portfolio, is no longer required to specify that it invests in securities of at least three countries outside the United States.

Municipal Portfolio

Comment 16.	Please consider deleting the “Distribution and/or Service (12b-1) Fees” and “Shareholder Servicing Fees” columns from the fee table if there are none being paid by a Portfolio.

Response 16. We respectfully acknowledge the comment; however, we believe that including these columns makes clear to investors the fees relating to the Portfolio.

Comment 17.	In the “Fees and Expenses” section of the prospectus, consider moving the footnotes to after the Example.

Response 17. We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate. We believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

Comment 18.	Please confirm that the voluntary waiver of advisory fees, as applicable, is consistently applied across a class.

Response 18. The voluntary waiver of advisory fees, as applicable, is consistently applied across a class.

Advisory Prospectus

Comment 19.	Please confirm that the prospectus for the Portfolios includes emerging market securities risk disclosure.

Response 19. The prospectus for the Portfolios includes appropriate emerging market securities risk disclosure.

Comment 20.	Please supplementally discuss whether any waivers can be recouped or recaptured. If they can, please discuss in the prospectus.
Response 20. No waivers can be recouped or recaptured.

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Securities and Exchange Commission

January 30, 2007

Comment 21.	Please clarify the use of the term “enhances” with respect to investments in emerging market securities. Response 21. We have replaced “enhances” with “increases.” STATEMENT OF ADDITIONAL INFORMATION

Comment 22.	Please confirm that the Portfolios segregate assets when using derivatives as appropriate.

Response 22. The Portfolios segregate assets when using derivatives, as appropriate.

Comment 23.	Please confirm that you have complied with the new rules relating to investing in investment companies.

Response 23. Disclosure has been included in the fee table for each Portfolio, as appropriate, in response to the new rules relating to investing in investment companies.

Comment 24.	Please clarify the definition of investment funds.

Response 24. The disclosure has been revised accordingly.

Comment 25.	Please include disclosure explaining the borrowing policy with respect to senior securities as set forth under fundamental limitation 5.

Response 25. The requested disclosure is currently included in the Fund’s Statement of Additional Information.

Comment 26.	Please confirm that each Portfolio’s concentration policy set forth under fundamental limitation 7 complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Response 26. Each relevant Portfolio’s concentration policy is consistent with Instruction 4 to Item 4(b)(1) of Form N-1A. However, each Portfolio complies with the Staff’s position that a concentration policy applies to investments of 25% or more. We respectfully note that the Staff’s position, which you have referred to as set forth in Guide 19 to Form N-1A in effect prior to 1998, differs from Instruction 4 to Item 4(b)(1) of Form N-1A as set forth above.

Comment 27.	Please consider including the portfolio manager disclosure in table format for plain English reasons.

Response 27. We respectfully acknowledge the comment; but believe that the current format complies with the plain English requirements.

Comment 28.	Please confirm that the information regarding principal holders of securities will be provided in the 485(b) filing.

Securities and Exchange Commission

January 30, 2007

Response 28. This information will be provided in the 485(b) filing.

Comment 29.	Please clarify that a consent of Clifford Chance US LLP will be included in the 485(b) filing.

Response 29. Clifford Chance US LLP’s consent will be included in the 485(b) filing.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4931 or Sheri Schreck at (212) 762-6641. Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss